

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

Bryan Rowland
General Counsel
Vertex, Inc.
2301 Renaissance Blvd.
King of Prussia, PA 19406

> **Re: Vertex, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 18, 2020**
> **File No. 377-03104**

Dear Mr. Rowland:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 26, 2020.

Amendment No. 2 to Draft Registration Statement submitted on June 18, 2020

Use of Proceeds, page 40

1. We note your response to prior comment 3. Since the company obtained the term loan to pay a dividend to shareholders, and the proceeds of the offering will be used to repay the term loan, please quantify the amount of the dividend paid to your officers, directors and affiliates. In addition, as you state on page 72, disclose that the term loan is required to be repaid upon consummation of the offering.

Bryan Rowland
Vertex, Inc.
June 29, 2020
Page 2

Consolidated Balance Sheets, page F-3

2.   Please explain the classification of the funds held for stockholder distributions in
     noncurrent assets in the consolidated balance sheet. In this regard, you indicate on page
     F-10 that the funds are reserved for distribution to stockholders to be paid within 90 days
     of March 31, 2020, and if a distribution is not made within this time frame, such amount
     must be repaid to the bank.

Notes to Consolidated Financial Statements
Note 1. Summary of significant accounting policies
Segments, page F-9

3.   We note that 19% of your long-lived assets are now held outside of the U.S. Please revise
     to disclose the general nature of the risk associated with this concentration. In this regard,
     explain the nature and location of these assets and the purpose of the change in location.
     Refer to ASC 275-10-50-20.

       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Melissa Walsh,
Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial
statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202)
551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Joel Trotter